Exhibit 99.2

Ehave Accelerates Growth With LOI To Acquire India Based Moksha Digital, A Medical Imaging Software Provider

●	Moksha Digital is the creator of the FDA Cleared CuriePACS (Picture Archival and Communication System) and CurieRIS (Radiological Information System) solutions designed to meet the needs of the Radiologists, the Clinicians and the Surgeons.
●	Moksha Digital creates software to help healthcare institutions drive quality higher and costs lower by providing Picture Archival and Communication System (PACS), Radiology Information System (RIS), and Histo-Pathology Information System.

MIAMI and BANGALORE, India, Aug. 24, 2021 (GLOBE NEWSWIRE) — Ehave, Inc., (OTC Pink: EHVVF) (the “Company”), a provider of digital therapeutics delivering evidence-based therapeutic interventions to patients, announced today that it has signed a Letter of Intent to acquire 100% of Moksha Digital Software Pvt. Ltd., a provider of medical imaging software and the creator of the FDA cleared CuriePACS and CurieRIS solutions. CuriePACS and CurieRIS are used by radiologists, clinicians, and surgeons in multiple hospitals and diagnostic centers across the globe. The founders of Moksha Digital have worked for companies such as Sony, AOL Time Warner, SAP, Oracle, Citibank, and Goldman Sachs worldwide and collectively have decades of imaging and software engineering experience offering proven expertise in medical imaging. For more information on Moksha Digital, please visit http://mokshadigital.com. Moksha Digital has offices in the Indian cities of Bangalore, Kolkata, and Pune, as well as the USA. It also works with a team of experienced and qualified partners and resellers in other regions. For structuring purposes, the assets of Moksha Digital will be acquired by Tennessine Software Trading LLC and Tennessine Software Trading LLC will be acquired by Ehave. Tennessine Software is looking to expand the business worldwide and has a business plan in place to increase the sales of Moksha Digital’s software, as well as Ehave’s Dashboard.

CuriePACS and CurieRIS

CuriePACS is Moksha Digital’s flagship product and becomes the backbone for integrating image and clinical data with EHR as a means of bridging the gap between referring physicians and radiologists. CuriePACS uses state of the art storage management software to store data in a lossless VNA format and receive images from any DICOM compliant or non-DICOM modalities. Images captured from the device are instantaneously available at multiple viewers, thus allowing physicians to consult with radiologists for a better diagnosis without losing valuable patient time. CuriePACS is FDA cleared and compliant with international standards, like DICOM, HL7 & HIPAA. It is platform independent with support for Windows, LINUX and Mac operating systems.

CurieRIS is state of the art highly customizable Radiology Information Software (RIS) developed with next generation cutting edge technologies like HTML5. CurieRIS is integrated with CuriePACS through HL7, an international healthcare standard, and has a wide variety of features for radiologists, physicians and administrators. Utilizing high level system security, CurieRIS provides a rich set of business, clinical and administrative features for management, physicians, radiologists and administrators. This makes it easier for everyone to be connected on one system irrespective of their geographical location. In addition to optimum scheduling of equipment, radiologists, technologists and patients, CurieRIS can track a patient’s entire radiology history from admission to discharge with past and future appointments. “CuriePACS and CurieRIS have been well accepted by doctors and hospitals and we look to further enhance our software by harnessing the power of AI,” said Deepak Sharma, CEO of Moksha Digital. “We want to help patients by getting them a fast and accurate diagnosis, which will in turn improve patient outcomes.”

Benjamin Kaplan, Chief Executive Officer of Ehave, Inc., said, “The next phase of Ehave’s business plan is to monetize our Ehave Dashboard. The LOI to acquire Moksha Digital along with its sales force and marketing channels can accelerate our efforts, since Dashboard complements Moksha’s existing product mix.” Mr. Kaplan continued, “Moksha Digital will also benefit tremendously, since the relationships Ehave has built in the areas of psychedelics and clinical trials will open up an entirely new market for their medical imaging products and provide the ability to test future AI-enabled enhancements. We see the synergies between the two companies as a big win for our shareholders, as well as the shareholders of Moksha Digital.” Ehave, Inc. will file a 6-K detailing the terms of the LOI on the SEC EDGAR website https://www.sec.gov/edgar/browse/?CIK=1653606&owner=exclude.

About Ehave, Inc.

Ehave, Inc. is a leader of digital therapeutics delivering evidence-based therapeutic interventions to patients. Our primary focus is on improving the standard care in therapeutics to prevent or treat brain disorders or diseases through the use of digital therapeutics, independently or together, with medications, devices, and other therapies to optimize patient care and health outcomes. Our main product is the Ehave Telemetry Portal, which is a mental health informatics platform that allows clinicians to make objective and intelligent decisions through data insights. The Ehave Infinity Portal offers a powerful machine learning and artificial intelligence platform with a growing set of advanced tools and applications developed by Ehave and its leading partners. This empowers patients, healthcare providers, and payers to address a wide range of conditions through high quality, safe, and effective data-driven involvement with intelligent and accessible tools. Additional information on Ehave can be found on the Company’s website at: www.ehave.com.

About Moksha Digital

Moksha Digital is a pioneer and leading solution provider company committed to offering medical imaging solutions for the healthcare industry. Moksha Digital provides in-house built CuriePACS (Picture Archival and Communication System) and RIS (Radiological Information System) solutions to meet the needs of radiologists, clinicians and surgeons. The founders of the company having worked for companies such as Sony, AOL Time Warner, SAP, Oracle, Citibank and Goldman Sachs worldwide and collectively have decades of Imaging and software engineering experience that offers proven expertise in medical imaging. Moksha Digital’s flagship product CuriePACS is FDA certified and provides proven PACS technology at prices less than several multinational companies. Moksha Digital has Offices in Bangalore, Kolkata, Pune and the USA. We also work with a team of experienced and qualified partners and resellers in other regions. Additional information on Moksha Digital can be found on the Company’s website at: http://mokshadigital.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements: (i) the initiation, timing, progress and results of the Company’s research, manufacturing and other development efforts; (ii) the Company’s ability to advance its products to successfully complete development and commercialization; (iii) the manufacturing, development, commercialization, and market acceptance of the Company’s products; (iv) the lack of sufficient funding to finance the product development and business operations; (v) competitive companies and technologies within the Company’s industry and introduction of competing products; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) loss of key management personnel; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its products and its ability to operate its business without infringing the intellectual property rights of others; (ix) potential failure to comply with applicable health information privacy and security laws and other state and federal privacy and security laws; and (x) the difficulty of predicting actions of the USA FDA and its regulations. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement unless required by law. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is contained under the heading “Risk Factors” in Ehave, Inc.’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (SEC) on September 24, 2015, as amended, which is available on the SEC’s website, http://www.sec.gov.

For Investor Relations, please contact:

Gabe Rodriguez

Phone: (623) 261-9046

Email: ir@ehave.com

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